Mail Stop 3720

January 10, 2007

Wang, JiGuang
President
Voice Diary, Inc.
343 Sui Zhou Zhong Road
Sui Ning, Si Chuan Province, P. R. China

> **Re:** **Voice Diary, Inc.**
> **Revised Preliminary Information Statement on Schedule 14C**
> **File No. 0-50029**
> **Filed on December 22, 2006**

Dear Mr. JiGuang:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

General

1. Your Form 10-QSB for the quarter ended September 30, 2006 indicates that the reverse acquisition, including the issuance of 30 million shares (post-reverse stock split) to the shareholders of Yin Fa, has already taken place. On the cover page of your information statement, you indicate that "these proposals will not be effected until at least twenty (20) days after a definitive Information Statement has first been sent to shareholders who have not previously consented." Please advise whether the acquisition has been consummated and, if so, substantially revise your information statement to discuss the current state of the company and

    any possible liability under the U.S. federal securities laws stemming from the completion of the reverse acquisition prior to the distribution of the information statement.

2. Include a section discussing the company's operations prior to the reverse acquisition. Discuss how the reverse acquisition materialized.

3. We note your reliance on incorporation by reference. Please note that this is not permitted. Therefore, revise your document to include financial statements and MD&A for Voice Diary Inc. In addition the interim financials already included in the document appear to be mislabeled (as they refer to Voice Diary Inc. instead of Yin Fa). Please correct and move the MD&A discussion for Yin Fa so that Yin Fa's unaudited and audited financial statements precede or follow the MD&A discussion for Yin Fa.

4. We note that the financial entries for Voice Diary in the pro forma financial statements are not consistent with the same entries for Voice Diary in its Form 10-QSB for the quarter ended September 30, 2006. For example, net income for Voice Diary for the nine months ended September 30, 2006 is reported to be $38,615 in the pro forma financial statements however the same entry is reported to be $61,323 in the Form 10-QSB. Please review and correct all discrepancies.

*   *   *   *

    As appropriate, please revise your information statement in response to these comments. You may wish to provide us with marked copies of the submission to expedite our review. Please furnish a cover letter with your submission that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your submission and responses to our comments.

    You may contact me at (202) 551-3810 with any questions.

        Sincerely,

        Larry Spirgel
        Assistant Director

cc: Chris Cottone
       Fax: (954) 424-2230